Exhibit 4.1

AMENDMENT TO

WARRANT AGREEMENT

AIMFINITY INVESTMENT CORP. I

and

VSTOCK TRANSFER, LLC

Dated as of July 7, 2023

THIS AMENDMENT TO THE WARRANT AGREEMENT (this “Amendment”) is made as of July 6, 2023, by and between Aimfinity Investment Corp. I, a Cayman Islands company (the “Company”), and VStock Transfer, LLC, a California limited liability company, as warrant agent (in such capacity, the “Warrant Agent”, together with the Company, the “Parties”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in that certain Warrant Agreement, dated April 25, 2022, by and between the Parties hereto (the “Warrant Agreement”).

WHEREAS, on April 25, 2022, in connection with the initial public offering (the “IPO”) of the Company, the Parties entered into the Warrant Agreement for the Warrant Agent to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, redemption and exercise of certain Class 1 (“Class 1 Warrants”) and Class 2 warrants (“Class 2 Warrants”) of the Company (collectively, the “Warrants”) sold or issued as part of the IPO or a certain private placement consummated simultaneously with the IPO;

WHEREAS, the Warrant Agreement provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent and the holders of the Warrants

WHEREAS, on June 27, 2023, the Company announced its intent to hold an extraordinary general meeting of the shareholders of the Company on July 27, 2023 (the “July Meeting”), as a result of which the shareholders may, by the adoption of a special resolution, amend the Company’s currently effective amended and restated memorandum and articles of association (the “Current Charter Documents”) to change the date by which the Company must consummate its Business Combination, and the manner under which it may extend such date;

WHEREAS, pursuant to the Company’s Current Charter Documents, particularly Article 49.8 thereof, to modify the substance or timing of the Company’s obligation to allow redemption in connection with a business combination or redeem 100% of the public shares of the Company if the Company does not consummate a business combination within 15 months from the consummation of the IPO (or up to 21 months if such date is extended as described in the prospectus relating to the IPO), or such later time as the members of the Company may approve in accordance with the Current Charter Documents, each holder of public shares who is not the sponsor, a founder, officer or director shall be provided with the opportunity to redeem their public shares upon the approval or effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account of the Company, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares;

WHEREAS, according to the Company’s final prospectus (the “IPO Prospectus”) filed with the SEC on April 26, 2023 (SEC File No. 333-263874), the Company’s New Units will not separate into Class A Ordinary Shares and Class 2 Warrants, and the Class A Ordinary Shares and Class 2 Warrants will not trade separately, unless and until consummation of the Company’s initial business combination;

WHEREAS, in addition, the IPO Prospectus further provides that in the event that the holders of Class A Ordinary Shares choose to redeem their Class A Ordinary Shares in connection with either its shareholder votes or its pre-business combination tender offer, they would forfeit the Class 2 Warrants;

WHEREAS, the Warrant Agreement, as currently written, has not confirmed as to the effect of any redemptions of the Class A Ordinary Shares in the New Units on the remaining Class 2 Warrants in the redeemed New Units before a shareholder vote or a tender offer in connection with a proposed business combination, although the IPO Prospectus confirms that the Class 2 Warrants would be forfeited by the holders of such Warrants if the holders choose to redeem;

WHEREAS, Section 9.8 of the Warrant Agreement provides that the Warrant Agreement “may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders”;

WHEREAS, each of the Company and Warrant Agent desires to amend the Warrant Agreement as provided herein to confirm the Warrant Agreement, particularly Section 3.2.2 to the IPO Prospectus, so that the holders of Class 2 Warrants may have clarify as to the effect of their redemption requests in connection with the July Meeting;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.      Amendments to Warrant Agreement.

(a) section 3.2.2 is amended and restated in its entirely as follows:

“Notwithstanding anything in Section 3.2.1 hereof to the contrary, the Exercise Period for any Class 2 Warrant that is attached to an Ordinary Share that is redeemed in connection with the initial Business Combination or a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) that would modify the sustenance or timing of the Company’s obligation to provide holders of the Ordinary Shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company's public shares if the Company does not complete its initial Business Combination within the combination period as provided in the amended and restated memorandum and articles of association of the Company, as amended from time to time, or (B) with respect to any other provision relating to the rights of holders of an Ordinary Shares or pre-Business Combination activity, will terminate upon completion of the redemption of such Ordinary Share;”

2.      No Other Change. All such other provisions of the Warrant Agreement shall remain the same, and shall remain binding, valid and enforceable to the parties.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first set forth above.

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name: I-Fa Chang
Title: Director and Chief Executive Officer

VSTOCK TRANSFER, LLC, AS WARRANT AGENT

By:	/s/ Jenny Chen
Name:Jenny Chen
Title: Compliance Officer

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